Exhibit 12.1

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. To date we have not issued any preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratio of earnings to fixed charges presented below.

	Fiscal year ended

	2005	2004	2003	2002	2001
Pre-tax loss from continuing operations	$(66,980)	$(50,931)	$(18,343)	$(15,919)	$(15,392)
Add: Fixed charges (1)
Interest expensed	711	198	95	10	0
Interest on rental expense	40	71	97	0	0

Total fixed charges	751	269	192	10	0

Total loss for computation of ratio	$(66,229)	$(50,662)	$(18,151)	$(15,909)	$(15,392)

Ratio of earnings to fixed charges (2)

(1)	Fixed charges include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.
(2)	Due to our losses in each year, the ratio coverage was less than 1:1. Additional earnings of $15.4 million, $15.9 million, $18.3 million, $50.9 million and $67.0 million in 2001, 2002, 2003, 2004 and 2005, respectively, would have been required to achieve a ratio of 1:1.